January 22, 2020

Miguel A. Lopez
Chief Financial Officer
Vista Outdoor Inc.
1 Vista Way
Anoka, MN 55303

       Re: Vista Outdoor Inc.
           Form 10-K for the Year Ended March 31, 2019
           Filed May 23, 2019
           File No. 001-36597

Dear Mr. Lopez:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended March 31, 2019

Financial Statements
18. Condensed Consolidating Financial Statements, page 70

1. It appears that you have omitted your condensed consolidating financial information pursuant to Note 1 to paragraph (f) of Rule 3-10(f)(4) of Regulation S-X. Please tell us where you have included the narrative disclosures specified in paragraphs
(i)(9) and
      (i)(10) of Rule 3-10 of Regulation S-X. Otherwise, please revise your future filings to include these narrative disclosures, as applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Miguel A. Lopez
Vista Outdoor Inc.
January 22, 2020
Page 2



       You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Kevin Stertzel,
Staff Accountant at 202-551-3723 with any questions.



FirstName LastNameMiguel A. Lopez                        Sincerely,
Comapany NameVista Outdoor Inc.
                                                         Division of
Corporation Finance
January 22, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName